Statement of Financial Condition

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)
December 31, 2023
With Report of Independent Registered
Public Accounting Firm





Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Statement of Financial Condition

December 31, 2023

Contents

Report of Independent Registered Accounting Firm   2

Statement of Financial Condition   3
Notes to Statement of Financial Condition   4



Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wesbanco Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wesbanco Securities, Inc. (the Company) as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1999.

March 28, 2024

2

A member firm of Ernst & Young Global Limited

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Statement of Financial Condition

December 31, 2023

Assets

Cash (restricted $250,000)	$	3,360,703
Commission receivables		530,001
Deferred tax assets		72,400
Prepaid expenses		62,015
Fixed assets (net of accumulated depreciation of $55,714)		15,960
Other assets		47,762
Total assets	$	4,088,841

Liabilities and shareholder's equity

Liabilities:

Accounts payable to affiliate	$	353,499
Commission payable to affiliate		333,280
Other liabilities		49,415
Total liabilities		736,194

Shareholder's equity:

Common stock, par value $1 per share – authorized 500 shares, issued and outstanding 100 shares	100
Additional paid-in capital	1,875,533
Retained earnings	1,477,014
Total shareholder's equity	3,352,647
Total liabilities and shareholder's equity	$ 4,088,841

See Notes to Statement of Financial Condition.

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Notes to Statement of Financial Condition

December 31, 2023

1. Organization

Wesbanco Securities, Inc. (the "Company") is a wholly-owned subsidiary of Wesbanco, Inc. (the "Parent"). The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Association ("SIPC").

The Company offers financial planning, wealth management, individual retirement account ("IRA") and 401(k) rollover, retail brokerage services relating to securities such as insurance and mutual fund products, stocks, options, and bonds on a fully disclosed basis. The Company also operates as a registered investment advisor.

2. Significant Accounting Policies

Basis of Presentation

The Financial Statement includes the accounts of the Company. The statement has been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In preparing the Financial Statement, management is required to make estimates and assumptions that affect the amounts reported in the Financial Statement and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the Financial Statement.

Cash

Cash is held at an affiliate of the Company, Wesbanco Bank, Inc. (the "Bank") and with the clearing agent, Pershing, LLC ("Pershing"), of which $250,000 is restricted.

Commission Receivables

The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or receive customer funds. All brokerage accounts are opened on a fully disclosed basis through Pershing. Other accounts are opened directly with an insurance and/or mutual fund company. The Company records as accounts receivable amounts earned for services rendered when payment has not been received and collectability is reasonably assured. A cancellation reserve totaling $34,518 has been recorded as of December 31, 2023 to cover any commission cancellations or chargebacks occurring in 2024 for 2023 activity. This reserve is an estimate and has been calculated based on commission reversal probabilities and recent commission reversal activity. This reserve is located within other liabilities on the statement of financial condition.

Current Expected Credit Losses

All of the Company's trade receivables are short-term and written off if deemed uncollectible after 120 days. All receivables are related to commissions owed to the Company by the carrier in which the investment contract was written. The creditworthiness of all carriers is documented on an ongoing quarterly basis by the Company and

new business is only generated with carriers that have an investment grade rating by at least one of the major credit rating agencies. As such, the Company estimates current expected credit losses to be immaterial.

Fixed Assets

Fixed assets are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The principal estimated useful lives are three to ten years for furniture and equipment.

Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by the Parent. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse. The amount of current tax expense or tax benefit is either remitted to or received from an affiliate on a periodic basis in conjunction with the payment of estimated federal and state income taxes on a corporation-wide basis. The Company did not have any uncertain tax positions at December 31, 2023.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1") and is required to maintain minimum net capital, as defined, equal to the greater of $50,000, or 6.67% of aggregate indebtedness. At December 31, 2023, the Company had net capital of $2,649,856, which was $2,599,856 in excess of its required net capital of $50,000.

4. Income Taxes

The Company has recorded a net deferred tax asset of $72,400 resulting from the timing of deductions for depreciation of fixed assets, stock options and restricted stock. In evaluating its deferred tax assets, the Company has considered taxable income in prior periods, projected reversal of taxable temporary differences, tax planning strategies, and future taxable income. Based on these criteria, the Company has determined that it is not required to establish a valuation allowance for its deferred tax assets since management believes that the deferred tax assets are more likely than not to be realized in future periods.

The Company is subject to U.S. federal income tax as well as to tax in various state income tax jurisdictions. The Company is no longer subject to any income tax examinations for years prior to 2020.

5. Related-Party Transactions

Related-party transactions consisted of cash held at the Bank, and taxes, bonus payable, commission payable, salaries and benefits payable, and stock compensation payable to the Bank. These transactions are calculated and recorded at the Company, and the Company utilizes the Bank to make the payments. Due to this arrangement, at December 31, 2023, the Company had net payables to the Bank for taxes of $94,029, commissions of $333,280, salaries and benefits of $181,519, other compensation of $58,425 and other payables totaling $19,526. The Company had cash on hand held at the Bank in a checking account totaling $524,964 at December 31, 2023. All tax and employee compensation related payments are made by the Bank and are reimbursed to the Bank monthly by the Company.

The Company also processes trades on behalf of some officers and directors (including their affiliates and families) of the Parent and its subsidiaries and has conducted transactions with those subsidiaries in the ordinary

course of business. In addition, the Company earns commissions from WesMark Funds, a series of SEC registered mutual funds that are managed by the Bank as investment advisor.

6. Clearing Broker

The Company has agreed to indemnify the clearing broker, Pershing, for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2023, there were no amounts identified related to such agreement. The Company also maintains a clearing deposit with Pershing, which can be used to offset liabilities arising from the indemnification financial guarantee. At December 31, 2023, the cash held in two Pershing accounts consisted of non-restricted funds totaling $2,581,620 and the clearing deposit of $250,000, which is recorded as restricted cash on the statement of financial condition, for a total of $2,831,620.

7. Subsequent Events

Subsequent to December 31, 2023, the Company declared and paid a $413,766 cash dividend to the Parent. The Company performed a review of events subsequent to year-end through the date that the Financial Statement was issued and determined that there were no other events requiring recognition or disclosure in the Financial Statement.



Member of SIPC and FINRA

WesBanco
Securities, Inc. sm